UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                  Under the Securities Exchange Act of 1934
                               (Amendment No. 0)


                    APPLIED INDUSTRIAL TECHNOLOGIES INC
                               (Name of Issuer)


                                    Common
                        (Title of Class of Securities)


                                   03820C105
                                 (CUSIP Number)








































1)	  Name of Reporting Person		        	National Rural Electric
     S.S. or I.R.S. Identification			   Cooperative AssociationNo.
     of Above Person				                53-0116145

2)	  Check the Appropriate Box       			N/A
    	if a Member of a Group

3)  	SEC Use Only

4)  	Citizenship or Place of			         Arlington, VA
	    Organization

    	Number of				                	5)   Sole Voting Power	     1,705,855
	    Shares
	    Beneficially Owned	         		6)   Shared Voting Power        0
     by Each Reporting
	    Person With				              	7)   Sole Dispositive Power 1,705,855

                                   8)   Shared Dispositive Power   0

9)  	Aggregate Amount Bene-		     	1,705,855
    	ficially Owned by Each
     Reporting Person

10)   Check Box if the Aggregate  		N/A
     	Amount in Row (9) Excludes
	     Certain Shares

11)  	Percent of Class Represented		7.3%
     	by Amount in Row 9

12)  	Type of Person Reporting    		EP

























Item 1 (a)	Name of Issuer

          		APPLIED INDUSTRIAL TECHNOLOGIES INC

       (b)	Address of Issuer's Principal Executive Offices

          		Applied Industrial Technologies Inc
            One Applied Plaza
            Euclid Ave
            East 36th St
            Cleveland, OH 44115

Item 2 (a)	Name of Person Filing

          		National Rural Electric Cooperative Association

       (b)	Address of Principal Business Office

          		4301 Wilson Blvd.
		          Arlington, VA 22203

       (c)	Citizenship

            Commonwealth of Virginia - National Rural Electric
                                       Cooperative Association

     	 (d) 	Title of Class of Securities

          		Common

     	 (e)	CUSIP Number

          		03820C105

Item 3	The person filing this statement pursuant to Rule 13d-1(b)
	      or 13d-2(b) is:

	      (f)   Employee Benefit Plan, Pension Fund which is subject to the
          			provisions of the Employee Retirement Income Security Act
          			of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)



















Item 4	Ownership

     	(a)   Amount Beneficially Owned				     1,705,855
      (b)   Percent of Class						            7.3%
     	(c)   Number of Shares as to which
		          Such Person Has:

		       (i)   sole power to vote or to direct the vote	     1,705,855
		      (ii)   shared power to vote or to direct the vote    0
		     (iii)   sole power to dispose or to direct the
			            disposition of					                           1,705,855
		      (iv)   shared power to dispose or to direct the
			            disposition of				                      	     0

Item 5		Ownership of Five Percent or Less of a Class

		      Not Applicable

Item 6 	Ownership of More than Five Percent on Behalf of Another Person

     			Not Applicable

Item 7 	Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company

     			Not Applicable

Item 8		Identification and Classification of Members of the Group

     			Not Applicable

Item 9		Notice of Dissolution of Group

     			Not Applicable












Item 10		Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                          					SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					 February 15, 2000
					       Date

					 Peter R. Morris
            Signature

      Peter R. Morris,   Executive Director/Investments
					       Name and Title